Exhibit 4.5
Terms and Conditions of the
ASML Performance Share Plan
for Senior and Executive Management
(version 1)

044 070922 JHak T&C ASML Performance Share Plan for Senior and Executive Management — version 1

ASML Performance Share Plan for Senior and Executive Management
Related document
In these terms and conditions reference is being made to the ASML Insider Trading Rules 2005, as amended from time to time (the ‘ASML Insider Trading Rules’). This document can be consulted on the ASML Intranet. In case of the absence of access to the ASML Intranet, the Employee will be provided with a hard copy of this document.

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ASML Performance Share Plan for Senior and Executive Management
Article 1 Definitions
In the terms and conditions of the Plan and in the related document, the following words and expressions shall have the meanings set out below, unless explicitly stated otherwise:

Adoption Date	the date on which this Plan is adopted by the Board of Management;

Articles of Association	the articles of association of the Company as amended from time to time;

Award	the award of Performance Shares under the terms and conditions of the Plan and the corresponding Award Agreement;

Award Agreement	the signed written agreement, including all annexes thereto, between the Participant and the Company, setting forth the terms and conditions of the Award in accordance with Article 7;

Award Letter	the notification of an Award in accordance with Article 7;

Board of Management	the board of directors of the Company as mentioned in article 13 of the Articles of Association;

Choice Form	the form used by Employee on which he indicates whether he wishes to participate in the Performance Stock Option Plan for Senior and Executive Management and/or Performance Share Plan for Senior and Executive Management, which form is submitted to and received by the Company duly signed before the Date of Award;

Company	ASML Holding N.V., having its registered seat at De Run 6501, 5504 DR Veldhoven, The Netherlands, registered with the Chamber of Commerce (Kamer van Koophandel) of Oost-Brabant under registration number 17085815;

Confirmation Letter of Release	the notification in respect of the number of Shares that is being released to the Participant at the Release Date;

Date of Award	the date on which an Award is made to a Participant, which shall be the date specified in the Award Agreement;

Embargo Period	the period following the Date of Award as specified in the Award Agreement, in which an Award cannot be transferred;

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ASML Performance Share Plan for Senior and Executive Management

Employee	a natural person who on the Date of Award is employed by the Company in job grades 81 through 91 and who is on her or a Group Company’s payroll on that date;

Employer	the Company or Group Company which employs Employee on the Date of Award;

General Meeting	the general meeting of shareholders of the Company as mentioned in article 27 of the Articles of Association;

Group	the Company and its Group Companies, as may be amended from time to time;

Group Company	an affiliated company of the Company, in which the affiliation is determined by section 24c of the Dutch Civil Code, irrespective of the jurisdiction of such company and irrespective of the place where it has its registered office;

Participant	an Employee of the Company or of any Group Company to whom an Award has been made under the terms and conditions of this Plan or the heirs of such employee;

Performance Conditions	certain conditions or restrictions, the satisfaction or lapsing of which are required in order for the Award to be Released on the applicable Release Date, in accordance with the Plan and any Award Agreement;

Performance Period	the period, as stipulated in the Award Agreement, comprising one (1) calendar year being the calendar year following the year in which the Date of Award falls, over which period the fulfilment of the Performance Conditions is measured in accordance with Article 8;

Performance Share	Restricted Share that grants a Participant the right to receive Shares at the Release Date, where such right is conditional upon (i) the fulfilment of the Performance Conditions or (ii) the fulfilment of the Performance Conditions and other vesting requirements, and in either case, any other applicable terms and conditions of the Plan and the applicable Award Agreement;

Plan	the terms and conditions of the ASML Performance Share Plan for Senior and Executive Management including the Award Agreement and the Confirmation Letter of Release in its present form or as from time to time amended in accordance with the provisions hereof;

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ASML Performance Share Plan for Senior and Executive Management

Release (or Released)	the transfer (‘levering’) of Shares to a Participant;

Release Date	the date upon which the Shares underlying an Award are Released and transferred to the Participant;

Scheme Audit	objective determination of the fulfilment of any conditions attached to the Award by the Company’s auditor or an independent expert appointed by the Board of Management;

Share	an ordinary share in the capital of the Company, having a nominal value of EUR 0.09 (nine eurocents) or any other nominal value such Share may have in the future;

Stock Exchange	the stock exchange of Euronext Amsterdam, The Netherlands, or the NASDAQ Stock Market New York City, New York, United States of America;

Supervisory Board	the board of supervisory directors of the Company as mentioned in article 20 of the Articles of Association; and

Termination for Cause	shall have the meaning as stated in section 7:677 in conjunction with section 7:678 of the Dutch Civil Code at that time or have the meaning as defined in any other jurisdiction to which a Participant may be subject.
Article 2 Interpretation
Words or expressions used in the Plan shall where appropriate:
(i)	when denoting the masculine gender include the feminine and vice versa;

(ii)	when denoting the singular include the plural and vice versa;

(iii)	when referring to any enactment be construed as a reference to that enactment as for the time being consolidated, amended, re-enacted or replaced and shall include any regulations made there under;

(iv)	when a period of time is specified and starts from a given day or the day of an act or event, be calculated inclusive of that day;

(v)	be construed such that the headings and sub-headings are for ease of reference only, and do not affect the interpretation of any Article;

(vi)	when referring to any enactment or regulations under Dutch law be construed at the discretion of the Board of Management as a reference to other applicable laws or regulations of any other country (or region of a country), unless mentioned otherwise; and

(vii)	references to tax and/or social security contributions and/or withholding taxes shall for the avoidance of doubt include The Netherlands and any other jurisdiction to which a Participant may be subject.

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ASML Performance Share Plan for Senior and Executive Management
Article 3 Lapse of Awards
Where under any of the provisions of the Plan or any Award Agreement it is provided that an Award shall lapse, such lapsed Award shall cease to confer any rights whatsoever on the Participant notwithstanding any other provisions of this Plan or any Award Agreement.
Article 4 Availability of Shares
The Company shall at all times keep available sufficient authorised and un-issued Shares or shall ensure that sufficient Shares are available for transfer to satisfy Release to the full extent possible of all Awards that have neither lapsed nor been fully Released taking account of any other obligations of the Company to procure for the Release of Shares.
Article 5 Powers
5.1	The Plan shall be adopted by the Board of Management. The Board of Management shall have such powers and authority with respect to the execution of the Plan, as set out in the Plan.

5.2	The Board of Management shall have the authority and complete discretion to decide, on an annual basis and in accordance with a consistent policy regarding frequency, timing and terms and conditions, to effect Awards and decide the number of Shares to be used to give effect to such Awards.

5.3	The Plan shall be administered by the Board of Management.

5.4	The Board of Management, shall have the authority and complete discretion to:
(i)	select Employees to whom Awards may from time to time be granted hereunder;

(ii)	substitute new Awards for previously granted Awards;

(iii)	adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan as it shall, from time to time, deem advisable;

(iv)	determine, for each Award, the Performance Conditions and/or vesting requirements, other terms and conditions or other restrictions, if any, that will apply to such Award;

(v)	construe and interpret the provisions of the Plan, any Award, any Award Agreement, any other agreement between Participant and the Company or any Group Company, any Confirmation Letter of Release or other document executed pursuant to the Plan or pursuant to any Award granted under the Plan;

(vi)	amend the terms of any Award granted before, prospectively or retroactively, to the extent such amendment is consistent with the terms and conditions of the Plan, including, but not limited to, accelerating the date on which restrictions lapse or to deem any Performance Conditions or other restrictions satisfied; provided that no such amendment or action shall impair the rights of any Participant without his consent, except to the extent authorised under the Plan;

(vii)	determine and communicate, for each Award to which Performance Conditions, time vesting or other restrictions apply, whether and to what extent the Performance

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ASML Performance Share Plan for Senior and Executive Management
Conditions, vesting conditions or other restrictions applicable to such Award have been met, and, as a consequence, which number of Shares will be Released;

(viii)	authorise any person to execute on behalf of the Company, any instrument required to effectuate an Award; and

(ix)	make all other determinations deemed necessary or desirable for the administration of the Plan.
5.5	Subject to this Article 5, the Board of Management’s interpretation and construction of any provision of the Plan, any Award Agreement, any other agreement between Participant and the Company or any Group Company, any Confirmation Letter of Release or any other instrument executed under the Plan, shall be final and binding on all persons claiming an interest in an Award granted under the Plan. To the extent permitted by applicable law, no member of the Board of Management, nor any officer or employee of the Group acting on behalf of the Board of Management, shall be personally liable for any action, determination, or interpretation taken or made in good faith with respect to the Plan, and all members of the Board of Management and each and any officer or employee of the Group acting on their behalf shall, to the extent permitted by law, be fully indemnified and protected by the Company in respect of any such action, determination or interpretation.
Article 6 Non-Transferability of the Shares
The Award granted is strictly personal and non-transferable. No Award shall, during the Embargo Period, be capable of being sold, transferred or assigned by the Participant other than in a manner specified in the Plan and/or Award Agreement, and the Award cannot be charged, pledged, encumbered or otherwise used for the purpose of creating security title or interest of whatever nature.
Article 7 Awards
7.1	An award of Shares can be made quarterly two days after the date of publication of the Company’s financial results, in accordance with a consistent policy regarding frequency, timing and terms and conditions, and subject to the ASML Insider Trading Rules and other applicable mandatory provisions regarding insider trading, as amended from time to time.

7.2	Each Award shall be evidenced by an Award Agreement concluded between the Participant and the Company, setting forth the terms and conditions pertaining to such Award. By signing the Award Agreement or associated Choice Form, the Participant acknowledges that he has read the Plan and the ASML Insider Trading Rules and declares that he fully understands and will fully comply with the provisions of the Plan and the ASML Insider Trading Rules.

7.3	An Award Agreement shall specify the terms and conditions applicable to the Award, including, without limitation, the Date of Award, the vesting schedule applicable to the Award, if any, the Embargo Period, the Release Date and all such other information as required by the terms and conditions of the Plan.

7.4	If a Participant wishes to participate in the Plan, he is required to return a signed copy of the Choice Form before the Date of Award of the Award Agreement to the Company within one (1) calendar month following the date on which the Award Agreement has been signed by the Company. Award Agreements or Choice Forms signed and returned before this due date will

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ASML Performance Share Plan for Senior and Executive Management
be considered accepted by the Participant on the date the Award Agreement was signed by the Company.

7.5	Each Participant to whom an Award has been made under the Plan shall not have any rights with respect to such Award, unless and until such Participant has executed an Award Agreement evidencing the Award and has delivered a fully executed copy thereof to the Company, and has otherwise complied with the then applicable terms and conditions. Unless otherwise provided in an Award Agreement, notwithstanding the foregoing, any Award shall not be considered outstanding for any purpose, and no dividends, voting or other rights of a shareholder shall attach to such Award until such time as the conditions and/ or limitations attached, if any, have been satisfied or have lapsed and the Shares have been Released to the Participant.

7.6	Except as provided in the Plan or in an Award Agreement, no consideration shall be payable by a Participant for an Award made to him.
Article 8 Conditions for Release
8.1	The Board of Management shall have the authority and complete discretion to impose Performance Conditions, being conditions and limitations in addition to any conditions and limitations contained in this Plan which must be achieved for the Award to be Released, provided that such additional conditions and limitations shall:
(i)	be objective and are specified in the Award Agreement; and

(ii)	be such that the Release of such an Award after the Scheme Audit and the fulfilment or attainment of any conditions and limitations so specified shall not be dependent upon the further discretion of any person, other than the determination by the Board of Management that such conditions or limitations have been fulfilled based on the Scheme Audit; and

(iii)	not be capable of amendment, variation or waiver unless a major change in the organisation and/or the market occurs which causes the Board of Management to consider that a waived, varied or amended condition would be a fairer measure and would not be more difficult nor easier to satisfy than any existing additional conditions.
8.2	Notwithstanding the provisions of Article 10, the number of Shares will be Released upon the Release Date stated in the Award Agreement provided that:
(i)	any conditions imposed on the Award in accordance with Article 8.1 have, based on the Scheme Audit, been fulfilled and attained;

(ii)	the Embargo Period has ended; and

(iii)	the Participant is employed within the Group at the Release Date.
8.3	Where necessary or desirable for the administration of the Plan, the Board of Management shall establish operating guidelines regarding, inter alia, the Performance Conditions and the procedure for arranging, operating and completing the Scheme Audit.

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ASML Performance Share Plan for Senior and Executive Management
8.4	Promotion, demotion or transfers within the Company or Group Company of a Participant at any time during the Embargo Period shall not affect the outstanding Awards and the conditions attached to these Awards.
Article 9 Release of Awards
9.1	Notwithstanding the provisions of Article 10 and subject to Articles 12.1 to 12.4, the Company shall Release the Shares to the Participant as soon as practicable following the Embargo Period. A Release of Shares shall only be made if the Participant has fulfilled all its obligations towards the Company or any Group Company under this Plan. The Release of Shares is confirmed to the Participant in the Confirmation Letter of Release.

9.2	The Release of Shares is subject to the ASML Insider Trading Rules and applicable mandatory provisions regarding insider trading, as amended from time to time, as well as applicable laws.

9.3	The Participant shall not be entitled to any payment or indemnification of damages insofar such damages arise or may arise from a delayed Release under this Article.

9.4	In special circumstances, the Board of Management shall have the power to allow Awards to be Released at a date prior to the Release Date as may be stipulated in the Award Agreement.
Article 10 Termination of Employment
10.1	In case of termination of the employment relationship between Employee and Employer during the Embargo Period for reasons other than those mentioned in Articles 10.3 to 10.5, without immediate re-employment of Employee by Employer or another Group Company, all outstanding Awards which have not been released at the time of termination of the employment relationship shall immediately lapse and become null and void, insofar as Article 10.2 is not applicable. All Awards that have thus become null and void will do so without Participant being entitled to any compensation in this respect from Employer or another Group Company.

10.2	In case of termination of the employment relationship between Employee and Employer as described in Article 10.1, other than being voluntary termination by Employee, the following “90 Day Period Rule” will apply.

The “90 Day Period Rule” determines that the Award shall be released as per the Release Date, as specified in the Award Agreement, if the Release Date lies within 90 days from the Date of Notice. The “Date of Notice” for this Article being the date on which the Formal Notice Period commences. In the absence of a Formal Notice Period, the Award shall be released as per the Release Date, as specified in the Award Agreement, if the Release Date lies within 90 days from the Date of Termination. The “Date of Termination” for this Article being the date on which the employment relationship between Employee and Employer is terminated.

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ASML Performance Share Plan for Senior and Executive Management
10.3	If, during the Embargo Period, Employee is terminated for Cause by Employer, all outstanding Awards which have not been released at the Date of Notice, or in the absence of a Date of Notice the Date of Termination, shall immediately lapse and become null and void. All Awards that have thus become null and void will do so without Participant being entitled to any compensation in this respect from Employer or another Group Company. Article 10.2 is not applicable.

10.4	In case of termination of the employment relationship between Employee and Employer due to Employee’s (i) death, or (ii) incapability to act, all outstanding Awards will be released as per the Date of Termination or as per the end of the Performance Period, whichever is latest. Article 10.2 is not applicable.

10.5	In case of termination of the employment relationship between Employee and Employer due to Employee’s (iii) retirement or (iv) occupational disability (within the meaning of the Dutch “Work and Income according to Capacity to Work” Act [Wet Werk en Inkomen naar Arbeidsvermogen]), all outstanding Awards will be released as per the Release Date as specified in the Award Agreement.

Retirement for these Plan is defined as (a) leaving the employment of Employer at the age of 55 (fifty five) years or later in case Employee is eligible to (early) retirement payments paid by a State, Federal or private pension fund, or (b) leaving the employment of Employer under the “Rule of 65” without being eligible to (early) retirement payments paid by a State, Federal or private pension fund.

The “Rule of 65” determines that Employee is deemed to retire for these Plan in case Employee leaves the employment of Employer at the age of 55 (fifty five) years after 10 (ten) years of continued employment with ASML, Group Company or her legal predecessors. For every additional year in excess of 55 (fifty five) years of age, Employee is required to have one year less of continued employment, until the age of 65 (sixty five) years. Employee is deemed to retire for this Plan in case Employee leaves the employment of Employer at the age of 65 (sixty five) years with one or less years of continued employment with ASML, Group Company or her legal predecessors. Article 10.2 is not applicable.
Article 11 Shareholder Rights
11.1	Shares granted under the Plan shall be subject to any necessary regulatory consents for the time being in force and it shall be the responsibility of the Company and, where relevant of the Participant, to comply with any requirements to be fulfilled in order to obtain or obviate the necessity for any such consent. In addition, no Shares shall be Released prior to the satisfaction of any and all applicable legal and regulatory requirements relating to such release.

11.2	Unless otherwise provided in an Award Agreement, Shares subject to an Award granted under the Plan will be granted without the benefit of any rights (including shareholder rights) attaching thereto by reference to a record date preceding the Release Date. Except for such rights attaching to Shares by reference to a record date prior to the date on which the Shares

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are allotted and issued, Released Shares shall be identical and rank pari passu in all respects with the Shares in the same class then in issue.
Article 12 Tax, social security and costs
12.1	All applicable personal taxes and employee social security contributions as a result of or in respect of the implementation of the Plan shall be borne by the Participant.

12.2	It shall be the obligation of the Company to issue or to procure the Release of the Shares to the Participant and the Participant shall permit the Company or any other Group Company to withhold and account for an amount equal to any wage or income tax, employee’s social security contributions liability and any other liabilities for which the Company or a group Company as the case may be, has an obligation to withhold and account.

12.3	Whenever Awards are to be granted under the Plan, the Company or any Group Company may require the Participant to remit to the Company or a Group Company or upon the request of the Participant to deduct as a one-off payment from the net salary or the net annual bonus (if any) of the Participant, an amount sufficient to satisfy all withholding tax requirements at the time of Release, including, but not limited to, the withholding of wage tax, income tax and employee social security contributions.

12.4	The Plan is based on the applicable tax and social security legislation and regulations prevailing at the Adoption Date. If any tax and/or social security legislation or regulations are amended after the Adoption Date and any tax or employee social security contributions become payable, the costs and risks related thereto shall be borne by the Participant.

12.5	Except as described in this Article 12, any tax or similar liability arising out of the sale or disposal of Shares by the Participant shall be the sole responsibility of the Participant.

12.6	The costs of introducing, adopting, operating and administering this Plan shall be borne by the Company. Except for the Release of Shares, the costs associated with the sale and retention of the Shares shall be borne by the Participant.

12.7	The Company shall, where appropriate, recharge the costs of operating the Plan to its participating Group Companies if and to the extent Participants are employed by these Group Companies.
Article 13 Reporting obligations
The Company shall not issue or procure the transfer of Shares to Participants, until such time as the Company is satisfied that the Company or Group Company that employs the Participant and the Participant are aware of, and will carry out, their reporting obligations in respect of the transfer or issue of Shares where necessary.
Article 14 Variation of Capital
14.1	Subject to Article 16, in the event of a share split, reverse share split, any capitalisation issue (other than a capitalisation issue in substitution for, or as an alternative to, a cash dividend), or

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rights issue or rights offer or any reduction, sub-division, consolidation or other variation of the capital of the Company affecting the number of Shares in issue (including any change in the currency in which Shares are denominated) the number of Shares subject to any Award and reserve for distribution under the Plan shall be equitably adjusted by the Company without prejudice (including retrospective adjustments where appropriate) in such manner as the Company considers to be in its opinion fair and reasonable.

14.2	Notice of any adjustment shall be given by the Company to those Participants affected by such adjustment.
Article 15 Plan Amendments, Termination and Special Provisions
15.1	Subject to the Articles of Association, the Board of Management may from time to time at its absolute discretion amend, alter, or terminate the Plan, for such reason as the Board of Management, in its sole discretion, deems appropriate, including to facilitate the administration of the Awards, to reflect changes in legislation or to obtain or maintain a favourable tax, exchange control, legal, accounting or regulatory treatment for Participants, the Company or any other Group Company.

15.2	The Board of Management shall obtain approval of the Supervisory Board and/ or the General Meeting, if applicable, for any amendment that would require such approval in order to satisfy the requirements of applicable law, Articles of Association or stock exchange rules.

15.3	The Board of Management may amend the terms of any Award theretofore granted, prospectively or retroactively; however, subject to Articles 14 or 15 of the Plan, no such amendment shall impair the rights of any Participant without his consent.
Article 16 Notification
16.1	Written notice of any amendment made in accordance with the terms of this Plan shall be given to those Participants affected by such amendment.

16.2	Any notice or other document required to be given to any Participant with respect to the operation of the Plan shall be regarded as correctly addressed if sent to the address of the Participant as recorded in the Staff Records Department of the Company or any other address as may appear to the Company to be appropriate, or by e-mail message or in any other format agreed in advance between the Participant and the person giving the notice on behalf of the Board of Management. Any notice or other document required to be given by a Participant to the Company, any other Group Company or the Board of Management shall be delivered in the format required by the Company, any other Group Company or the Board of Management as communicated to the Participant in advance. Notices sent by regular mail, unless received earlier, shall be deemed to have been given on the fifth day following the date the notice is post-marked.

16.3	Participants shall be subject to and bound by the terms and conditions of applicable insider trading rules as set forth in the ASML Insider Trading Rules and applicable mandatory provisions, as amended from time to time, as well as any and all applicable laws. Such ASML

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Insider Trading Rules, mandatory provisions and applicable laws may restrict the rights of the Participants under this Plan. Participants are expected to be familiar with the ASML Insider Trading Rules, the insider trading rules and any other information, guidance and/or regulations issued by the Company or any other Group Company or relevant governmental or regulatory bodies, and neither the Company nor any other Group Company shall incur any liability in the event the Participant fails to comply with such rules.
Article 17 Disputes
The decision of the Board of Management in any dispute or question relating to any Award shall be final and conclusive subject to the terms and conditions of this Plan.
Article 18 Governing law
This Plan, including its formation, existence, construction, performance, validity and all aspects whatsoever of the Plan, any term of the Plan and Award made under it, shall be governed by the law of The Netherlands, except where mandatory local law shall apply. The Company and the Participants irrevocably submit, in respect of any suit, action or proceeding related to the interpretation or enforcement of the Plan, to the exclusive jurisdiction of the District Court of ‘s-Hertogenbosch, The Netherlands.
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